_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 849

U.S.$30,000,000 4.55 percent Notes due November 10, 2027

Filed pursuant to Rule 3 of Regulation IA

Dated: November 7, 2022

_____

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$30,000,000 4.55 percent Notes due November 10, 2027, Series No. 849 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the "Prospectus") and the Standard Provisions dated June 1, 2021 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated November 7, 2022 (the "Terms Agreement") and the Pricing Supplement dated November 7, 2022 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 100.00%	0.0333%	99.9667%
Total: U.S.$30,000,000.00	U.S.$9,990.00	U.S.$29,990,010.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Acting Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 14, 2022
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

March 14, 2022

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of June 1, 2021 (the "Standard Provisions");

5) The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 849

USD 30,000,000 4.55 percent Notes due November 10, 2027 (the "Notes")

Issue Price: 100.00 percent

No application has been made to list the Notes on any stock exchange.

BMO Capital Markets

The date of this Pricing Supplement is November 7, 2022.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 849
USD 30,000,000 4.55 percent Notes due November 10, 2027

4891-1774-2653 v.3

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom ("UK") Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA")). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	849
2.	Aggregate Principal Amount:	USD 30,000,000
3.	Issue Price:	USD 30,000,000, which is 100.00 percent of the Aggregate Principal Amount
4.	Issue Date:	November 10, 2022
5.	Form of Notes (Condition 1(a)):	Registered only
6.	New Global Note:	Not Applicable
7.	Authorized Denomination(s) (Condition 1(b)):	USD 1,000 and integral multiples of USD 1,000 in excess thereof
8.	Specified Currency (Condition 1(d)):	United States Dollars (USD) being the lawful currency of the United States of America

4891-1774-2653 v.3

9. Specified Principal Payment
    Currency
    (Conditions 1(d) and 7(h)):   USD

10. Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):   USD

11. Maturity Date
    (Condition 6(a); Fixed Interest Rate
    and Zero Coupon):   November 10, 2027

12. Interest Basis
    (Condition 5):   Fixed Interest Rate (Condition 5(I))

13. Interest Commencement Date
    (Condition 5(III)):   Issue Date (November 10, 2022)

14. Fixed Interest Rate (Condition 5(I)):

    (a) Interest Rate: 4.55 percent per annum

    (b) Fixed Rate Interest Payment
        Date(s):   Semi-annually in arrear on May 10 and
                                           November 10 in each year, commencing on
                                           May 10, 2023, up to and including the
                                           Maturity Date.

                                           Each Fixed Rate Interest Payment Date is
                                           subject to the Business Day Convention,
                                           but with no adjustment to the amount of
                                           interest otherwise calculated.

    (c) Business Day Convention: Following Business Day Convention

    (d) Fixed Rate Day Count
        Fraction(s):   30/360

15. Relevant Financial Center: New York

16. Relevant Business Days: New York

17. Issuer's Optional Redemption
    (Condition 6(e)):   No

18. Redemption at the Option of the
    Noteholders (Condition 6(f)):   No

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 849
USD 30,000,000 4.55 percent Notes due November 10, 2027
4891-1774-2653 v.3

19. Governing Law: New York

Other Relevant Terms

1. Listing: None

2. Details of Clearance System
    Approved by the Bank and the
    Global Agent and Clearance and
    Settlement Procedures: The Depository Trust Company (DTC);
                                          Clearstream Banking S.A.; Euroclear Bank
                                          SA/NV

3. Syndicated: No

4. Commissions and Concessions: 0.0333% of the Aggregate Principal Amount

5. Estimated Total Expenses: The Lead Manager has agreed to pay for all
                                          material expenses related to the issuance of
                                          the Notes.

6. Codes:

    (a) CUSIP: 45818WEF9

    (b) ISIN: US45818WEF95

7. Identity of Lead Manager: BMO Capital Markets Corp.

8. Provision for Registered Notes:

    (a) Individual Definitive Registered
        Notes Available on Issue Date: No

    (b) DTC Global Note(s):   Yes, issued in accordance with the Amended
                                          and Restated Global Agency Agreement,
                                          dated as of July 28, 2020, between the Bank,
                                          Citibank, N.A., London Branch as Global
                                          Agent, and the other parties thereto.

    (c) Other Registered Global Notes: No

9. Intended to be held in a manner
    which would allow Eurosystem
    eligibility: Not Applicable

10. Selling Restrictions:

(a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

The Lead Manager represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

(c) Singapore:

In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

4891-1774-2653 v.3

(d)   General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Lead Manager agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Recent Developments

On September 26, 2022, the Board of Governors of the Inter-American Development Bank (IDB) resolved that Mr. Mauricio Claver-Carone would cease to hold the office of President of the Bank, effective on that day. In accordance with the Bank's Charter, the Executive Vice President, Reina Irene Mejía Chacón, is serving as President a.i. until a new President is elected. The election will be conducted as per the Bank's Charter and the Regulations for the Election of the President of the Bank and will take place during a Special Meeting for the Election to be held in sessions taking place on two days: November 13, 2022 and November 20, 2022. The first voting session shall take place on November 20, 2022. Governors will be able to nominate candidates until November 11, 2022.

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name: Gustavo Alberto De Rosa

Title: Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department

6

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 849
USD 30,000,000 4.55 percent Notes due November 10, 2027

4891-1774-2653 v.3

Exhibit C

EXECUTION VERSION

**TERMS AGREEMENT NO. 849 UNDER
THE PROGRAM**

November 7, 2022

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "<u>Bank</u>") the Bank's USD 30,000,000 4.55 percent Notes due November 10, 2027 (the "<u>Notes</u>") described in the Pricing Supplement related thereto, dated as of the date hereof (the "<u>Pricing Supplement</u>"), at 9:00 a.m. New York time on November 10, 2022 (the "<u>Settlement Date</u>"), at an aggregate purchase price of USD 29,990,010, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the "<u>Standard Provisions</u>"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "<u>Notes</u>" refers to the Notes as defined herein and the term "Time of Sale" refers to November 3, 2022, 10:49 a.m. New York time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms

Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Lead Manager named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.00 percent of the aggregate principal amount (USD 30,000,000) *less* a combined management and underwriting commission and selling concession of 0.0333 percent of the aggregate principal amount (USD 9,990). For the avoidance of doubt, the Lead Manager's aggregate purchase price after the above adjustment is USD 29,990,010.

2. Payment for the Notes shall be made on the Settlement Date by the Lead Manager named below to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Lead Manager under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Lead Manager purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

    •   a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

    •   a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Lead Manager solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Lead Manager under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will

terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

    Inter-American Development Bank
    1300 New York Avenue, N.W.
    Washington, D.C. 20577
    Attention: Finance Department
                Cash Management and Settlements Group
    Email: FIN_CMO@iadb.org
    Telephone: 202-623-3131

FOR THE LEAD MANAGER:

    BMO Capital Markets Corp.
    151 West 42nd Street, Floor 9
    New York, NY 10036
    Attention: Sean Hayes
    Email: USTMG@BMO.COM
    Telephone: 212-702-1866

6.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the

issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)   Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

4870-0899-0781 v.3

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By:  _____

      Name: Sean M. Hayes
      Title: Managing Director

CONFIRMED AND ACCEPTED, as of the
date first written above.

INTER-AMERICAN DEVELOPMENT BANK



By: _____

      Name: Gustavo Alberto De Rosa
      Title: Vice President for Finance and
             Administration & Chief Financial Officer and
             General Manager, Finance Department